June 9, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCG BDC, Inc.
Registration Statement on Form N-2
File No. 333-218114

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933; as amended, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc., on behalf of the several Underwriters, hereby join in the request of TCG BDC, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on June 13, 2017 at 4:00 p.m., New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: June 5, 2017;

(ii)	Date of distribution: June 5, 2017 through June 13, 2017;

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 8

(iv)	Number of prospectuses so distributed: approximately 4,240; and

(v)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under theSecurities Act of 1934.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

 INCORPORATED

MORGAN STANLEY & CO. LLC

J.P. MORGAN SECURITIES LLC

CITIGROUP GLOBAL MARKETS INC.

On behalf of themselves and the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH

 INCORPORATED

By:	/S/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/S/ Michael Occi
Name:	Michael Occi
Title:	Executive Director

J.P. MORGAN SECURITIES LLC

By:	/S/ Drummond S. Rice
Name:	Drummond S. Rice
Title:	Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/S/ Christo Realov
Name:	Christo Realov
Title:	Director

[TCG BDC, Inc. Acceleration Request]